

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Christopher Chadwick
Chief Executive Officer
African Gold Acquisition Corp
322 West 52nd Street, #2322
New York, NY 10019

> **Re: African Gold Acquisition Corp**
> **Amendment No. 3 to Form S-1**
> **Filed on February 19, 2021**
> **File No. 333-251939**

Dear Mr. Chadwick:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 filed on February 19, 2021

Principal Shareholders, page 111

1. We note the revisions made in footnote 3 to the beneficial ownership table. Please revise to identify the natural persons who are the ultimate control persons of the shares held by African Gold Acquisition Sponsor LLC.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction